UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): May 15, 2017

Patheon N.V.
(Exact Name of Registrant as Specified in its Charter)

The Netherlands	001-37837	98-1153534
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Evert van de Beekstraat 104
1118, CN, Amsterdam Schiphol
The Netherlands
(Address of Registrant’s Principal Executive Offices and Zip Code)

+31 (0)20 622 3243
(Registrant’s Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

ITEM 1.01	Entry into a Material Definitive Agreement.

Purchase Agreement

On May 15, 2017, Patheon N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (“Patheon”), entered into a Purchase Agreement (the “Purchase Agreement”) with Thermo Fisher Scientific Inc., a Delaware corporation (“Parent”), and Thermo Fisher (CN) Luxembourg S.à r.l., a private limited liability company (société à responsabilité limitée) organized under the laws of the Grand Duchy of Luxembourg and wholly owned subsidiary of Parent (“Buyer”).

Pursuant to the Purchase Agreement, and upon the terms and subject to the conditions thereof, Buyer will commence a tender offer (the “Offer”) to purchase all of the outstanding ordinary shares, par value €0.01 per share, of Patheon (the “Shares”) at a price of $35.00 per Share in cash, without interest (the “Offer Price”). The Offer will initially remain open until 9.00 a.m. (New York City time) on the day that is the later of (a) 21 business days following the commencement date of the Offer and (b) six business days after the date of the extraordinary general meeting discussed below (the “EGM”), and may be extended in accordance with the terms of the Purchase Agreement (the “Expiration Time”).

Affiliates of JLL Partners LLC (“JLL”) and Koninklijke DSM N.V. (“DSM”), as well as Patheon Holdco Coöperatief U.A., which holds certain Shares for the benefit of employees of Patheon, and which together with JLL and DSM collectively control approximately 75% of the Shares, have entered into tender and support agreements with Parent pursuant to which they have agreed, among other things, to tender their respective Shares in the Offer, vote in favor of the adoption of certain shareholders’ resolutions at the EGM and vote against any Alternative Acquisition Proposal (as defined in the Purchase Agreement) and certain related matters.  The tender and support agreements also contain certain transfer restrictions. The tender and support agreements will terminate upon a termination of the Purchase Agreement; provided, that if the Purchase Agreement is terminated by Patheon’s board of directors (the “Patheon Board”) in order to enter into a definitive agreement with respect to a Superior Proposal (as defined below), Buyer has the option, exercisable within 30 days of the termination of the Purchase Agreement, to acquire all (but not less than all) of the Shares held by such parties for the Offer Price per share.

Parent has obtained committed debt financing from Goldman Sachs Bank USA and Goldman Sachs Lending Partners LLC.  The Offer is not subject to any financing condition.

Buyer’s obligation to purchase Shares validly tendered and not properly withdrawn pursuant to the Offer is subject to the satisfaction or waiver of various closing conditions, including (a) Shares having been validly tendered and not properly withdrawn that represent, together with the Shares then owned by Parent and its affiliates, at least 95% of Patheon’s issued and outstanding capital (the “Minimum Condition”); provided that if, prior to the Expiration Time, Patheon’s shareholders have adopted certain resolutions related to the Asset Sale and Liquidation (each as described below) at the EGM, or any subsequent EGM to be held prior to the closing of the Offer (the “Offer Closing”), the Minimum Condition will be reduced to 80%; and provided further, that if Buyer has extended the Offer on two occasions in consecutive periods of ten business days each in accordance with the Purchase Agreement, and the Minimum Condition is the sole unsatisfied and unwaived condition, Buyer may in its sole discretion reduce the Minimum Condition to 75% for purposes of closing the Offer (but not the Asset Sale described below); (b) the expiration or termination of any waiting period (and extensions thereof) applicable to the Offer and the other transactions contemplated by the Purchase Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and Council Regulation (EC) No. 139/2004 of the European Union, as amended, and the receipt of certain other required clearances or approvals under applicable antitrust laws (collectively, the “Required Antitrust Approvals”); (c) the absence of any applicable law or order of a governmental authority prohibiting, rendering illegal or enjoining the consummation of the Offer or the other transactions contemplated by the Purchase Agreement; (d) the accuracy of the representations and warranties of Patheon contained in the Purchase Agreement (subject to certain materiality standards); (e) Patheon’s material compliance with its covenants contained in the Purchase Agreement; (f) there not having been a material adverse effect on Patheon following the execution of the Purchase Agreement; (g) the resignation of certain existing members of the Patheon Board and (h) the adoption of resolutions at the EGM providing for, among other things, the appointment of Buyer designees to the Patheon Board effective upon the Offer Closing.

The Purchase Agreement provides, among other things, that following the Offer Closing and expiration of the subsequent offering periods provided in the Purchase Agreement, Parent or Buyer may, at their election, effectuate a corporate reorganization of Patheon and its subsidiaries (a “Post-Offer Reorganization”). If Parent, Buyer and their affiliates own less than 95% (but at least 80%) of Patheon’s issued and outstanding capital, the Post-Offer Reorganization may be undertaken by means of a sale of the assets of Patheon to Buyer (the “Asset Sale”), followed promptly by a liquidation of Patheon (the “Liquidation”). If Parent, Buyer and their affiliates acquire 95% or more of Patheon’s issued and outstanding capital, the Post-Offer Reorganization may be undertaken by the commencement of a compulsory acquisition by Buyer of Shares from any remaining minority Patheon shareholders in accordance with Section 2:92a of the Dutch Civil Code (the “DCC”) or, if applicable, Section 2:201a of the DCC (the “Compulsory Acquisition”). The Asset Sale and the Liquidation are subject to approval by Patheon’s shareholders at the EGM.  As discussed above, pursuant to the tender and support agreements certain shareholders of Patheon have committed to vote their respective Shares in favor of the Asset Sale and certain other matters, including the election of five (5) director designees of Parent to the Patheon Board effective as of the Offer Closing.  The Shares subject to the tender and support agreements are sufficient to approve the Asset Sale and such other matters.  If Buyer commences the Liquidation, Patheon will be dissolved in accordance with Sections 2:19 – 2:23b of the Dutch Civil Code and all minority shareholders who did not tender their Shares in the Offer will ultimately receive, for each Share then held, cash in an amount equal to the Offer Price (without interest and less any applicable withholding taxes). If Buyer commences the Compulsory Acquisition, all holders of Shares who did not tender their Shares in the Offer will receive, for each Share then held, cash in an amount determined by the Enterprise Chamber of the Amsterdam Court of Appeals. It is expected that, following the completion of the Offer and expiration of the subsequent offering periods provided in the Purchase Agreement, Patheon will no longer be a publicly traded company, the listing of the Shares on the New York Stock Exchange (“NYSE”) will be terminated and the Shares will be deregistered under the Exchange Act of 1934, as amended (the “Exchange Act”), resulting in the cessation of Patheon’s reporting obligations with respect to the Shares thereunder.

If, at the scheduled Expiration Time, any of the Offer conditions have not been satisfied or waived by Buyer, Buyer must extend the Offer on one or more occasions in consecutive periods of up to 10 business days each (or such other duration as may be agreed to by Buyer and Patheon) in order to permit the satisfaction of such offer conditions; provided, that Buyer may extend the Offer for 20 business days if regulatory approval is not reasonably likely to be obtained and/or a legal restraint is not expected to be removed within a 10 business day period; provided further, that Buyer is not required to extend the Offer on more than two occasions in consecutive periods of up to 10 business days each if the sole unsatisfied condition is the Minimum Condition and that Buyer is not required to extend the Offer beyond February 15, 2018.

As of the Offer Closing, the Patheon Board will consist of at least 7 directors, (i) at least 5 of whom may be designated in writing by Parent and (ii) 2 independent non-executive directors designated by Patheon and Parent by mutual written agreement.

The Purchase Agreement provides for the following treatment of the equity awards of Patheon upon the payment by Buyer for all Shares tendered as of the Offer Closing:

•
At the Offer Closing, each outstanding restricted stock unit in respect of Shares that is subject to only time-based vesting (each, a “Patheon RSU”) that is vested as of immediately prior to the Offer Closing or that is held by a non-employee director of Patheon and each outstanding restricted stock unit in respect of Shares that is subject, in whole or in part, to vesting based on the achievement of one or more performance goals (each, a “Patheon PSU”) (whether vested or unvested), will be canceled and converted into the right to receive an amount in cash (without interest and subject to required withholding) equal to (x) the Offer Price multiplied by (y) the total number of Shares subject to such Patheon RSU or Patheon PSU, as applicable (which, in the case of Patheon PSUs, shall be determined based on achievement of actual performance conditions in accordance with the terms of the award).  Patheon PSUs are one-time grants of restricted stock units issued in respect of the management equity incentive plan which was in effect prior to Patheon’s initial public offering.

•
At the Offer Closing, each outstanding Patheon RSU that is unvested as of immediately prior to the Offer Closing and that is not held by a non-employee director of Patheon (whether vested or unvested) will, unless agreed otherwise between Parent and the holder of such Patheon RSU, be canceled and converted into a restricted stock unit award, with substantially the same terms and conditions (including with respect to vesting) as were applicable to such Patheon RSU immediately prior to the Offer Closing, with respect to the number of shares of Parent common stock that is equal to (x) a specified exchange ratio multiplied by (y) the total number of Shares subject to such Patheon RSU as of immediately prior to the Offer Closing.

•
At the Offer Closing, each outstanding option granted by Patheon to acquire Shares (each, a “Patheon Option”) that is vested as of immediately prior to the Offer Closing will be canceled in exchange for an amount in cash (without interest, but subject to any applicable withholding taxes) equal to (x) the excess, if any, of the Offer Price over the applicable per share exercise price of such Patheon Option multiplied by (y) the number of Shares subject to such Patheon Option.

•
At the Offer Closing, each outstanding Patheon Option that is unvested as of immediately prior to the Offer Closing will, unless agreed otherwise between Parent and the holder of such Patheon Option, be canceled and converted into a stock option award, with substantially the same terms and conditions (including with respect to vesting) as were applicable to such Patheon Option immediately prior to the Offer Closing, (i) with respect to a number of shares of Parent common stock that is equal to (x) a specified exchange ratio multiplied by (y) the total number of Shares subject to such Patheon Option as of immediately prior to the Closing and (ii) at an exercise price per share that is equal to (x) the exercise price per share of such Patheon Option divided by (y) a specified exchange ratio.

The Purchase Agreement includes customary representations, warranties and covenants of Parent, Buyer and Patheon. Until the earlier of the termination of the Purchase Agreement and the closing of the Offer, Patheon has agreed to operate its and its subsidiaries’ businesses in the ordinary course consistent with past practice and has agreed to certain other operating covenants, as set forth more fully in the Purchase Agreement.

Patheon has also agreed, among other things, to cease all existing, and to not solicit or initiate, discussions with third parties regarding Alternative Acquisition Proposals or participate in any discussions or negotiations with any third party regarding such proposals, subject to certain customary exceptions.

Subject to certain exceptions, the Patheon Board is not permitted to (a) withhold, withdraw, qualify or modify its recommendation to its shareholders to accept the Offer and approve and adopt certain matters, including the Asset Sale (the “Company Recommendation”), (b) recommend, adopt or approve any Alternative Acquisition Proposal, (c) publicly make any recommendation in connection with an Alternative Acquisition Proposal other than a recommendation against such proposal; (d) fail to publicly, definitively and without qualification recommend against any Alternative Acquisition Proposal or fail to reaffirm the Company Recommendation within certain specified time periods (any such action an “Adverse Recommendation Change”), or (e) approve or recommend or allow Patheon or any affiliates to execute or enter into, any agreement relating to any Alternative Acquisition Proposal.

Solely in response to a Superior Proposal (as defined in the Purchase Agreement) received by the Patheon Board, Patheon may at any time prior to the Expiration Time make an Adverse Recommendation Change, or terminate the Purchase Agreement and enter into a definitive agreement with respect to a Superior Proposal if, (a) Patheon has provided to Parent and Buyer four (4) business days’ prior written notice of the existence of and material terms and conditions of the Superior Proposal; (b) Patheon has engaged in good faith negotiations with Parent and Buyer to amend the Purchase Agreement so that any alternative ceases to constitute a Superior Proposal; and (c) the Patheon Board has determined that, in light of such Superior Proposal and taking into account any revised terms proposed by Parent and Buyer, such Superior Proposal continues to constitute a Superior Proposal and that the failure to effect an Adverse Recommendation Change and/or terminate the Purchase Agreement would be inconsistent with the directors’ fiduciary duties under the laws of The Netherlands.  In the event of any such termination, Patheon will be obligated to pay to Parent termination compensation described below and Parent may exercise its right to purchase the Shares held by the parties to the tender and support agreements in accordance with the tender and support agreements described above.

Parent and Patheon have agreed to use their respective reasonable best efforts to obtain the Required Antitrust Approvals.

The Purchase Agreement contains certain termination rights, including, but not limited to, (i) the right of either party to terminate the Purchase Agreement if the Offer is not consummated on or before February 15, 2018, (ii) the right of Patheon to terminate the Purchase Agreement to enter into a definitive agreement with respect to a Superior Proposal (provided that Patheon complies with certain notice and other requirements described above, including the concurrent payment of the termination compensation discussed below) and (iii) the right of Parent to terminate due to an Adverse Recommendation Change of by the Patheon Board.

If the Purchase Agreement is terminated under certain circumstances, including termination by Patheon to enter into a definitive agreement with respect to a Superior Proposal or a termination following an Adverse Recommendation Change by the Patheon Board, Patheon will be obligated to pay to Parent termination compensation equal to $203,000,000 in cash.

The foregoing description of the Purchase Agreement is only a summary of certain material provisions thereof, does not purport to be complete, and is qualified in its entirety by reference to the full text of the Purchase Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

The Purchase Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Parent, Buyer or Patheon. The representations, warranties and covenants contained in the Purchase Agreement were made only for purposes of the Purchase Agreement as of the specific dates therein, are solely for the benefit of the parties to the Purchase Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Purchase Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Purchase Agreement, which subsequent information may or may not be fully reflected in Patheon’s or Parent’s public disclosures.

ITEM 9.01	Financial Statements and Exhibits.

(d) Exhibits

The following exhibits are filed as part of this report:

Exhibit No.	Description

2.1	Purchase Agreement, dated as of May 15, 2017, by and between Thermo Fisher Scientific Inc., Thermo Fisher (CN) Luxembourg S.à r.l. and Patheon N.V.*

*
Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished supplementally to the Securities and Exchange Commission upon request; provided, that Patheon N.V. may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedules or exhibits so furnished.

Forward-Looking Statements

This communication contains forward-looking statements that involve a number of risks and uncertainties. Words such as “believes,” “anticipates,” “plans,” “expects,” “seeks,” “estimates,” and similar expressions are intended to identify forward-looking statements, but other statements that are not historical facts may also be deemed to be forward-looking statements. Important factors that could cause actual results to differ materially from those indicated by forward-looking statements include risks and uncertainties relating to: the need to develop new products and adapt to significant technological change; implementation of strategies for improving growth; general economic conditions and related uncertainties; dependence on customers’ capital spending policies and government funding policies; the effect of exchange rate fluctuations on international operations; use and protection of intellectual property; the effect of changes in governmental regulations; and the effect of laws and regulations governing government contracts, as well as the possibility that expected benefits related to recent and pending acquisitions, including the proposed transaction, may not materialize as expected; the proposed transaction not being timely completed, if completed at all; prior to the completion of the transaction, Patheon’s business experiencing disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, licensees, other business partners or governmental entities; difficulty retaining key employees; the outcome of any legal proceedings related to the proposed transaction; and the parties being unable to successfully implement integration strategies or to achieve expected synergies and operating efficiencies within the expected time-frames or at all. Additional important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in Thermo Fisher’s Annual Report on Form 10-K for the year ended December 31, 2016, which is on file with the U.S. Securities and Exchange Commission (“SEC”) and available in the “Investors” section of Thermo Fisher’s website, ir.thermofisher.com, under the heading “SEC Filings,” and in any subsequent Quarterly Reports on Form 10-Q and other documents Thermo Fisher files with the SEC, and in Patheon’s Annual Report on Form 10-K for the year ended October 31, 2016 and its subsequent Quarterly Reports on Form 10-Q, including its Quarterly Report on Form 10-Q for the quarter ended January 31, 2017, each of which is on file with the SEC and available in the “Investor Relations” section of Patheon’s website, ir.patheon.com, under the heading “SEC Filings,” and in other documents Patheon files with the SEC. While Thermo Fisher or Patheon may elect to update forward-looking statements at some point in the future, Thermo Fisher and Patheon specifically disclaim any obligation to do so, even if estimates change and, therefore, you should not rely on these forward-looking statements as representing either Thermo Fisher’s or Patheon’s views as of any date subsequent to today.

Additional Information and Where to Find It

The tender offer referenced herein has not yet commenced.  This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any ordinary shares of Patheon or any other securities, nor is it a substitute for the tender offer materials that Thermo Fisher and its acquisition subsidiary will file with the SEC.  On the commencement date of the tender offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the SEC by Thermo Fisher and/or its acquisition subsidiary and a solicitation/recommendation statement on Schedule 14D-9 will be filed with the SEC by Patheon with respect to the tender offer. The offer to purchase all of the outstanding ordinary shares of Patheon will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. Patheon will also file a proxy statement with the SEC in connection with the extraordinary general meeting of shareholders of Patheon at which the Patheon shareholders will vote on certain proposed resolutions in connection with the transaction (the “EGM Proposals”).

THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS), THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 AND THE PROXY STATEMENT WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SHAREHOLDERS OF PATHEON ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SUCH PERSONS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR ORDINARY SHARES OR MAKING ANY VOTING DECISION.

The tender offer materials (including the offer to purchase and the related letter of transmittal and certain other tender offer documents), the solicitation/recommendation statement and the proxy statement (when they become available) and other documents filed with the SEC by Thermo Fisher or Patheon, may be obtained free of charge at the SEC’s website at www.sec.gov or at Patheon’s website at www.patheon.com or by contacting Patheon’s investor relations department at 919-226-3165 or at Thermo Fisher’s website at www.thermofisher.com or by contacting Thermo Fisher’s investor relations department at 781-622-1111. In addition, investors and shareholders of Patheon may obtain free copies of the tender offer materials by contacting the information agent for the tender offer that will be named in the tender offer statement on Schedule TO.

Participants in the Solicitation

Patheon, its directors and executive officers and other members of its management and employees, as well as Thermo Fisher and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from Patheon’s shareholders in connection with the EGM Proposals. Information about Patheon’s directors and executive officers and their ownership of Patheon ordinary shares is set forth in the proxy statement for Patheon’s 2017 annual general meeting of shareholders, which was filed with the SEC on January 26, 2017.  Information about Thermo Fisher’s directors and executive officers is set forth in the proxy statement for Thermo Fisher’s 2017 annual meeting of stockholders, which was filed with the SEC on April 4, 2017.  Shareholders may obtain additional information regarding the direct and indirect interests of the participants in the solicitation of proxies in connection with the EGM Proposals, including the interests of Patheon’s directors and executive officers in the transaction, which may be different than those of Patheon’s shareholders generally, by reading the proxy statement and other relevant documents regarding the transaction which will be filed with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PATHEON N.V.

By:	/s/ Eric Sherbet
Name:	Eric Sherbet
Title:	General Counsel and Secretary

Date: May 19, 2017

Exhibit Index

Exhibit No.	Description

2.1	Purchase Agreement, dated as of May 15, 2017, by and between Thermo Fisher Scientific Inc., Thermo Fisher (CN) Luxembourg S.à r.l. and Patheon N.V.*

*
Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished supplementally to the Securities and Exchange Commission upon request; provided, that Patheon N.V. may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedules or exhibits so furnished.